FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 14, 2005 (“Nokia Announces Availability of BlackBerry Connect on High-end Business Devices in Singapore")	Page No 3

Document 1

September 14, 2005

FOR IMMEDIATE RELEASE

Nokia Announces Availability of BlackBerry Connect on High-end Business Devices in Singapore

Nokia 9300 Smartphone and Nokia 9500 Communicator empower mobile workers with push-based BlackBerry email service

Singapore and Waterloo, ON – Nokia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the availability of the Nokia 9300 smartphone and Nokia 9500 Communicator enabled with BlackBerry® Connect™ for the Singapore market. Nokia and RIM have worked together to provide BlackBerry Connect on Nokia’s business-optimized enterprise devices, enabling users to connect to their email via BlackBerry Enterprise Server™ or BlackBerry Internet Service™ using the same push-based, efficient and reliable communications platform deployed by thousands of businesses and government organizations worldwide.

“Adding BlackBerry connectivity to Nokia’s high-end enterprise devices increases customer choice,” said Kitty Fong, General Manager, Nokia Singapore. “The growth in demand for mobility solutions has substantially expanded over the last year with mobile professionals worldwide numbering 30 million and rising. Mobility has emerged as a priority investment area for corporate IT managers and the form factor of the Nokia 9300 smartphone and Nokia 9500 Communicator, coupled with BlackBerry functionality, makes them ideal devices for mobile professionals.”

With BlackBerry Connect, users of the Nokia 9300 smartphone and Nokia 9500 Communicator can take advantage of push-based BlackBerry features and services. In addition, it allows IT managers to leverage their existing investments in the BlackBerry platform while deploying multi-functional enterprise-grade devices such as Nokia 9300 smartphone and Nokia 9500 Communicator.

“We’re pleased to be working with Nokia to expand the reach of BlackBerry in Singapore,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “Millions of mobile professionals around the world have chosen BlackBerry to remain wirelessly connected to corporate and personal information. Through the BlackBerry Connect licensing program, customers can benefit from proven and popular BlackBerry services while also enjoying the many features available on the Nokia 9300 smartphone and Nokia 9500 Communicator.”

“Email is the predominant communication used today and businesses are looking for mobile email solutions. According to IDC, there are 650 million enterprise email boxes worldwide and the number is still growing*,” added Ms. Fong. “Nokia’s offering with BlackBerry Connect broadens the options for businesses considering reliable and multi-functional enterprise-grade mobile devices for email.”

According to Yankee Group, the first application most mobile workers would like to see integrated into their mobile phones is email**. It is also the one that can have the greatest impact on productivity. In a recent report by Radicati Group, it is found that employees using wireless email can recover an average of 55 minutes a day – a figure it expects will increase to 80 minutes by the end of 2007***

“Email is just the beginning. Access to additional collaboration tools such as Instant Messaging, calendar, contacts, as well as access to corporate Intranet, databases and files, and Voice over IP and over WLAN will also be available through Nokia enterprise-grade devices in the near future,” Ms. Fong concludes.

*Source: IDC 2004
**Source: Yankee Group, February 2003
***Source: Enterprise Wireless Email Market Trends – 2003 – 2007. The Radicati Group.

About Nokia

Enterprise Solutions is the arm of Nokia dedicated to helping businesses and institutions worldwide improve their performance through extended mobility. Its end-to-end solution offerings range from business optimized mobile devices on the front end, to a robust portfolio of mobile business optimized gateways in the back end, including: wireless email and internet, application mobility, virtual private networks, and firewalls. As the global leader in mobile enterprise voice, the company is well positioned to help companies mobilize data and free their workforces, while ensuring the security and reliability of their networks. Nokia believes that business mobility will fundamentally change the way people work.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Brodeur for RIM
Courtney Flaherty
(212) 771-3637
cflaherty@brodeur.com

Eastwest PR for RIM
Jay Sim
+65 6429 0302
jay@eastwestpr.com

Text 100 Singapore for Nokia
Choong Cheng Theng / Jagruti Mistry
+65 6557 2717
chengtheng.choong@text100.com.sg / jagruti.mistry@text100.com.sg

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 14, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller